Exhibit 12.1

ARES MANAGEMENT, L.P. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

	Three Months ended March 31,	Years ended December 31,
(Dollars in millions)	2016	2015	2014	2013	2012	2011
Interest expense and amortization of debt expense	$4.8	$18.9	$8.6	$9.4	$8.6	$5.9
Swap interest expense	0.2	1.3	1.3	1.2	0.6	1.6
Preferred stock distribution (REIT)	0.0	0.0	—	—	—	—

Total fixed charges	$5.0	$20.2	$9.9	$10.6	$9.2	$7.5

Pre-tax Income	$4.4	$87.1	$141.8	$244.0	$323.9	$147.5

Plus:
Fixed Charges	5.0	20.2	9.9	10.6	9.2	7.5

Less:
Equity (Income) Loss in earnings from affiliates	0.1	(0.7)	(0.7)	(0.7)	—	—
Preferred stock distribution (REIT)	(0.0)	(0.0)	—	—	—	—

Earnings as adjusted	$9.6	$106.6	$151.0	$253.9	$333.1	$155.0

Ratio of earnings to fixed charges	1.9	5.2	15.2	23.9	36.2	20.7